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Original audio

regressionmovie Here's a little sneak peek! The official countdown has begun! We're so excited to get this campaign launched! Stay tuned for the full video as we begin this journey. We hope you join our team! #supportindiehorror

Edited · 3w

paulacrichton Yeeeeees! So good, so excited!

3w 2 likes Reply

theladydevora Go team ❤️

3w Reply

regressionmovie #watchregression #investinwomen #pastlives #womeninentertainment #pastliferegression #thefutureoffilmisfemale #wefunder #filmfund #filmcampaign #supportindiefilms

Liked by **bryanricke** and **others**

AUGUST 2

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